SECURITIES AND EXCHANGE COMMISSION
                             Washington, D. C. 20549
                                  SCHEDULE l3D
                    Under the Securities Exchange Act of 1934
                                (Amendment No. 4)

                             AMERICAN SKIING COMPANY
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                                (Name of Issuer)

                     Common Stock, par value $.01 per share
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                         (Title of Class of Securities)

                                   0000296541
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                                 (CUSIP Number)
                                                   with a copy to:
         Stephen Feinberg                          Robert G. Minion, Esq.
         450 Park Avenue                           Lowenstein Sandler PC
         28th Floor                                65 Livingston Avenue
         New York, New York  10022                 Roseland, New Jersey  07068
         (212) 421-2600                            (973) 597-2424
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                 (Name, Address and Telephone Number of Persons
                Authorized to Receive Notices and Communications)

                                 August 4, 1998
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             (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule l3G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Section 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [ ]

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Section 240.13d-7(b) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Cusip No.        0000296541
________________________________________________________________________________
  1) Names of Reporting Persons/I.R.S. Identification Nos. of Above Persons (entities only):

                                Stephen Feinberg
________________________________________________________________________________
  2)  Check the Appropriate Box if a Member of a Group (See Instructions):
         (a)                                Not
         (b)                             Applicable
________________________________________________________________________________
  3)  SEC Use Only
________________________________________________________________________________
  4)  Source of Funds (See Instructions):  WC
________________________________________________________________________________
  5) Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e):
                                            Not Applicable
________________________________________________________________________________
  6)  Citizenship or Place of Organization:           United States
________________________________________________________________________________
         Number of                      7) Sole Voting Power:           *
         Shares Beneficially            8) Shared Voting Power:         *
         Owned by
         Each Reporting                 9) Sole Dispositive Power:      *
         Person With:                  10) Shared Dispositive Power:    *
________________________________________________________________________________
 11)  Aggregate Amount Beneficially Owned by Each Reporting Person:  2,969,271*
________________________________________________________________________________
 12)  Check if the Aggregate Amount in Row (11) Excludes Certain Shares
        (See Instructions):                             Not Applicable
________________________________________________________________________________
 13)  Percent of Class Represented by Amount in Row (11):       16.8%*
________________________________________________________________________________
 14)  Type of Reporting Person (See Instructions):       IA, IN
________________________________________________________________________________

*The person filing this statement is Stephen Feinberg. Stephen Feinberg, indirectly through one or more partnerships or other entities (the "Management Entities"), possesses voting and investment authority over all securities of American Skiing Company (the "Company") held by Madeleine LLC ("Madeleine"), Cerberus Partners, L.P. ("Cerberus"), Cerberus International, Ltd. ("International"), Ultra Cerberus Fund, Ltd. ("Ultra") and various other persons and entities for which he possesses certain investment authority (the "Funds"). See Item 5 for further information.

Item 5.   Interest in Securities of the Issuer.

          Based upon information set forth in the Company's Quarterly Report on Form 10-Q for the quarterly period ended April 26, 1998, as of June 10, 1998 there were issued and outstanding 15,505,044 shares of Common Stock of the Company. As of August 4, 1998, Cerberus was the holder of 176,400 shares of Common Stock of the Company, International was the holder of 424,500 shares of Common Stock of the Company, Ultra was the holder of 30,400 shares of Common Stock of the Company and the Funds in the aggregate were the holder of 196,100 shares of Common Stock of the Company. In addition, as of August 4, 1998, Madeleine was the holder of 36,626 shares of 10 1/2% Preferred Stock of the Company, which are convertible in the aggregate into 2,141,871 shares of Common Stock of the Company. Stephen Feinberg, indirectly through the Management Entities, possesses voting and investment authority over all securities of the Company held by Madeleine, Cerberus, International, Ultra and the Funds.

          Thus, for the purposes of Reg. Section 240.13d-3, Stephen Feinberg is deemed to beneficially own 2,969,271 shares of Common Stock of the Company, or 16.8% of those deemed issued and outstanding pursuant to Reg. Section 240.13d-3.

          The only transactions in shares of Common Stock of the Company, or securities convertible into shares of Common Stock of the Company, by Stephen Feinberg or any person or entity controlled by him or any person or entity for which he possesses voting or investment control over the securities thereof, since the filing of the Schedule 13D Amendment No. 3 by Mr. Feinberg as of July 30, 1998, were (i) the July 31, 1998 purchase by Cerberus of 29,600 shares at a purchase price of $9.75 per share and the August 4, 1998 purchase by Cerberus of 38,500 shares at a purchase price of $9.00 per share, (ii) the July 31, 1998 sale by International of 3,300 shares at a sale price of $9.87 per share, the July 31, 1998 sale by International of 2,100 shares at a sale price of $10.00 per share, the July 31, 1998 purchase by International of 80,200 shares at a purchase price of $9.75 per share and the August 4, 1998 purchase by International of 92,600 shares at a purchase price of $9.00 per share, (iii) the July 31, 1998 purchase by Ultra of 5,100 shares at a purchase price of $9.75 per share and the August 4, 1998 purchase by Ultra of 6,600 shares at a purchase price of $9.00 per share and (iv) the July 31, 1998 purchase by the Funds in the aggregate of 32,900 shares at a purchase price of $9.75 per share and the August 4, 1998 purchase by the Funds in the aggregate of 42,800 shares at a purchase price of $9.00 per share, each of which were effected in an ordinary brokerage transaction.

                                    Signature

          After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                            August 10, 1998


                                            /s/ Stephen Feinberg
                                            Stephen Feinberg, in his capacity as
                                            the  managing   member  of  Cerberus
                                            Associates,   L.L.C.,   the  general
                                            partner of Cerberus Partners,  L.P.,
                                            and as the  investment  manager  for
                                            each  of  Madeleine  LLC,   Cerberus
                                            International,  Ltd., Ultra Cerberus
                                            Fund, Ltd. and the Funds


Attention: Intentional misstatements or omissions of fact constitute Federal criminal violations (See 18 U.S.C. 1001).